EXHIBIT 99.05

Chunghwa Telecom to hold conference call for third quarter 2016 results

Date of events: 2016/09/09

Contents:

1.Date of the investor conference:2016/10/27

2.Time of the investor conference: 15:00

3.Location of the investor conference: Teleconference

4.Brief information disclosed in the investor conference: Please refer to http://www.cht.com.tw/chtir at 14:30 on October 27, 2016 Taipei time

5.The presentation of the investor conference release: Please refer to http://mops.twse.com.tw

6.Will the presentation be released in the Company’s website: Presentation will be released on http://www.cht.com.tw/chtir

7.Any other matters that need to be specified: Teleconference will be held during 15:00-16:00 Taipei time